SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated March 13, 2013

Press Release dated March 14, 2013

Press Release dated March 14, 2013

Press Release dated March 14, 2013

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: March 31, 2013

Eni announces first production from the Junín-5 giant heavy oil field in Venezuela

San Diego de Cabrutica (Venezuela), March 13, 2013 - PetroJunín, joint venture formed by PDVSA (60%) and Eni (40%), has started production from the Junín-5 giant heavy oil field, located in the Faja del Orinoco, the area with the largest untapped hydrocarbon reserves in the world. The block is located around 550 kilometers south east of Caracas and covers an area of approximately 425 square kilometers.

The Junín-5 block, currently under development, holds 35 billion barrels of oil equivalent (boe) of certified oil in place and is jointly operated by two joint ventures (Empresa Mixta) formed by PDVSA (60%) and Eni (40%): PetroJunín for the development and production and PetroBicentenario for the construction and operation of a refinery in the Jose Industrial Complex, with a 350,000 barrels per day capacity.

Today, with the first well on stream, the production start-up was achieved nine months ahead of the approved development plan for Phase 1 (early production phase). PDVSA and Eni plan to increase production to approximately 15,000 barrels a day by the year end and subsequently to 75,000 barrels a day by early 2015, through the drilling of approximately 180 wells.

The development of Phase 2 (full field) will bring production to a level of 240,000 barrels a day by the end of 2018. Throughout the expected 40 years of the field life, the drilling of nearly 1,500 wells is planned.

The diluted crude oil of Junín-5 will be transported to PetroBicentenario’s Refinery in Jose where it will be processed and converted into oil products (diesel, naphtha and LPG) to be exported.

In Venezuela, Eni is also co-operator in Cardón IV, the operating company which manages the super-giant Perla gas field. The current estimated Perla gas in place is approximately 17 Trillion cubic feet (Tcf), or 3.1 billion barrels of oil equivalent. Perla shareholders, following the entry of PDVSA in the project, will be PDVSA (35%), Eni (32.5%) and Repsol (32.5%).

Eni also holds a participating interest in Petrosucre, the operating company of the Corocoro offshore field (PDVSA 74%, Eni 26%), with a net production of approximately 10,000 barrels of oil per day.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni sells a 20% share of Area 4 in Mozambique to CNPC and signs a Joint Study Agreement for cooperation for the development of the Rongchang shale gas block in China

Beijing, March 14, 2013 - Eni CEO, Paolo Scaroni, and the CEO of Petrochina Company Limited, controlled by China National Petroleum Corporation (CNPC), Zhou Jiping, signed an agreement in Beijing for Eni’s sale to CNPC of 28.57% of Eni East Africa’s shares, owner of the 70% interest in Area 4, in Mozambique. With this operation, CNPC indirectly acquires a 20% stake in Area 4, while Eni remains the owner of 50%. The remaining shares in the Area are held by Empresa Nacional de Hidrocarbonetos de Mocambique (ENH, 10%), Kogas (10%) and Galp Energia (10%).

The agreed price is equal to 4,210 million US dollars.

The completion of the transaction is subject to the fulfillment of certain standard conditions including obtaining all necessary authorizations from Mozambique’s authorities.

CNPC’s entrance into Area 4 is strategically important for the project thanks to the worldwide relevance of the new partner in the upstream and downstream sectors.

During the meeting, Eni and CNPC signed a Joint Study Agreement for cooperation for the development of the Rongchang shale gas block, which covers about 2,000 square kilometers in the Sichuan Basin. This area, closely located to the main consumption markets in China, has already been de-risked by research activities and production tests carried out in nearby blocks and has proven to be the most promising in the country to date.
The agreement will allow for the study of the area which will be conducted simultaneously with the negotiations for the signing of the Production Sharing Agreement.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: 2012 Consolidated Financial Statements and Draft
Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

•	Consolidated financial statements:
	-	Group net profit: euro 7.79 billion
	-	Net profit from continuing operations[1]: euro 4.20 billion
•	Separate financial statements:
	-	Net profit: euro 9.08 billion
	-	Net profit from continuing operations: euro 6.21 billion
•	Dividend proposal: euro 1.08 per share
•	Approval for continuation of the buyback program

San Donato Milanese, March 14, 2013 - Today, the Board of Directors approved Eni’s consolidated financial statements and the draft financial statements of the parent company for the year ended December 31, 2012. As announced on February 15, 20132, with respect to Eni’s preliminary results, consolidated net profit amounted to euro 7,788 million (euro 4,198 million excluding the contribution and gains from the disposal of Snam accounted as discontinued operations). Net profit of the parent company amounted to euro 9,078 million (euro 6,207 million excluding dividends and gains related to Snam).

The Board of Directors intends to submit a proposal for the distribution of a cash dividend of euro 1.08 per share (euro 2.16 per ADR) at the Annual Shareholders’ Meeting. Included in this annual distribution is euro 0.543 per share which was paid as an interim dividend in September 2012. The balance of euro 0.54 per share (euro 1.08 per ADR) is payable to shareholders on May 23, 2013, the ex-dividend date being May 20, 2013 and the record date being May 22, 2013.

The review of the sustainability performance in 2012 has been included in the Annual Report to provide a comprehensive insight into the Company’s business model by highlighting the long-term value creation through the connections between the financial and sustainability elements of the Company’s strategy and results.

The 2012 Annual Report was submitted to the Board of Statutory Auditors and Eni’s independent auditors. In accordance with the provisions of Legislative Decree No. 58/98 (the Italian comprehensive code for exchanges and securities), the 2012 Annual Report will be made available to the public by April 8, 2013 at the Company’s headquarters and on Eni’s website eni.com and through other sources provided by the regulation in force, together with the statutory and independent auditors’ reports.

Enclosed are the 2012 IFRS consolidated statements of the companies within the Eni group as included in the approved Annual Report and the statements of the parent company Eni SpA.
The Board of Directors also approved the Report on Corporate Governance and Shareholding Structure and the Remuneration Report which have been prepared in accordance with Article 123-bis and ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be filed with the Italian Exchange Authority and published on Eni’s website, in the "Corporate Governance" and "Investor Relations" sections, together with the 2012 Annual Report.

__________________

(1)	Due the divestment of the Regulated Gas Businesses in Italy, Snam results have been represented as discontinued operations.
(2)	The press release on Eni’s preliminary results for the year 2012, published on February 15, 2013, is available on Eni’s website, eni.com, in the Investor Relations section.
(3)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Continuation of the buyback program
The Board of Directors has approved to propose to the Annual Shareholders’ Meeting to grant a proxy to the Board of Directors to continue the purchase program of treasury shares for a period of 18 months beginning from the date of the Annual Shareholders’ Meeting, up to a maximum of 363 million shares, representing approximately 10% of the share capital, for a maximum consideration of euro 6 billion, at a price not less than euro 1.102 per share and not more than 5% above the reference price registered on the trading day preceding each purchase. The maximum of shares subject to the program related to treasury shares possibly acquired after the shareholders’ resolution of July 16, 2012.
The restarting of the buyback program was announced to the market on May 30, 2012.
The purchases will be made in accordance with Article 144-bis, paragraph 1, lett. b) of Consob Regulation 11971/1999 and with the provisions that still apply, and then on regulated markets, according to the procedures established in the regulations of organization and management of the markets.
Treasury shares held by Eni as of March 13, 2013 are No. 11,388,287 equal to 0.31% of the share capital, purchased on the basis of the previous buyback programs. Eni’s subsidiaries do not own any shares in the Company.

Convening of the Annual Shareholders’ Meeting on May 10, 2013
The Board of Directors convened the Annual Shareholders’ Meeting on May 10, 2013 to approve the 2012 financial statements of the parent company and the dividend proposal and to authorize the new buyback program and the withdrawal, for the part not executed, of the authorization to the buyback program approved by the Shareholders’ Meeting held on July 16, 2012. The Annual Shareholders’ Meeting was also convened to express its consultative vote about the remuneration policy that the Company intends to adopt in 2013 as disclosed in first section of the Remuneration Report.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficio.stampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

* * *

This press release is also available on the Eni website eni.com.

Attachment

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

(euro million)

2011	2012

REVENUES
Net sales from operations	107,690	127,220
Other income and revenues	926	1,546
Total revenues	108,616	128,766

OPERATING EXPENSES
Purchases, services and other	78,795	95,363
- of which non-recurring charges	69
Payroll and related costs	4,404	4,658
OTHER OPERATING (EXPENSE) INCOME	171	(158)

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	8,785	13,561

OPERATING PROFIT	16,803	15,026

FINANCE INCOME (EXPENSE)
Finance income	6,376	7,218
Finance expense	(7,410)	(8,274)
Derivative financial instruments	(112)	(251)

	(1,146)	(1,307)
INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	500	278
Other gain (loss) from investments	1,623	2,603

	2,123	2,881
PROFIT BEFORE INCOME TAXES	17,780	16,600
Income taxes	(9,903)	(11,659)

Net profit - Continuing operations	7,877	4,941
Net profit (net loss) - Discontinued operations	(74)	3,732

Net profit	7,803	8,673
Eni’s shareholders:
- continuing operations	6,902	4,198
- discontinued operations	(42)	3,590

	6,860	7,788
Non-controlling interest:
- continuing operations	975	743
- discontinued operations	(32)	142

	943	885
Net profit per share (euro per share)
- basic	1.89	2.15
- diluted	1.89	2.15
Net profit from continuing operations per share (euro per share)
- basic	1.90	1.16
- diluted	1.90	1.16

BALANCE SHEET

(euro million)

Dec. 31, 2011	Dec. 31, 2012

ASSETS
Current assets
Cash and cash equivalents	1,500	7,765
Other financial assets held for trading or available for sale	262	235
Trade and other receivables	24,595	28,621
Inventories	7,575	8,496
Current tax assets	549	771
Other current tax assets	1,388	1,230
Other current assets	2,326	1,624

	38,195	48,742
Non-current assets
Property, plant and equipment	73,578	63,466
Inventory - compulsory stock	2,433	2,538
Intangible assets	10,950	4,487
Equity-accounted investments	5,843	4,265
Other investments	399	5,085
Other financial assets	1,578	1,229
Deferred tax assets	5,514	4,913
Other non-current receivables	4,225	4,400

	104,520	90,383
Assets held for sale	230	516

TOTAL ASSETS	142,945	139,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,459	2,223
Current portion of long-term debt	2,036	2,961
Trade and other payables	22,912	23,581
Income taxes payable	2,092	1,622
Other taxes payable	1,896	2,162
Other current liabilities	2,237	1,437

	35,632	33,986
Non-current liabilities
Long-term debt	23,102	19,279
Provisions for contingencies	12,735	13,603
Provisions for employee benefits	1,039	982
Deferred tax liabilities	7,120	6,740
Other non-current liabilities	2,900	1,977

	46,896	42,581
Liabilities directly associated with assets held for sale	24	361
TOTAL LIABILITIES	82,552	76,928

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,921	3,514
Eni shareholders’ equity:
Share capital	4,005	4,005
Reserves	53,195	49,579
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	49	(16)
Treasury shares	(6,753)	(201)
Interim dividend	(1,884)	(1,956)
Net profit	6,860	7,788
Total Eni shareholders’ equity	55,472	59,199
TOTAL SHAREHOLDERS’ EQUITY	60,393	62,713
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	142,945	139,641

STATEMENT OF CASH FLOWS

(euro million)

2011	2012

Net profit - continuing operations	7,877	4,941
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	7,755	9,538
Impairments of tangible and intangible assets, net	1,030	4,023
Share of loss of equity-accounted investments	(500)	(278)
Gain on disposal of assets, net	(1,176)	(875)
Dividend income	(659)	(431)
Interest income	(99)	(108)
Interest expense	773	803
Income taxes	9,903	11,659
Other changes	331	(1,945)
Changes in working capital:
- inventories	(1,400)	(1,395)
- trade receivables	218	(3,170)
- trade payables	34	2,029
- provisions for contingencies	109	338
- other assets and liabilities	(657)	(1,175)
Cash flow from changes in working capital	(1,696)	(3,373)
Net change in the provisions for employee benefits	(10)	16
Dividends received	955	988
Interest received	99	91
Interest paid	(927)	(825)
Income taxes paid, net of tax receivables received	(9,893)	(11,868)
Net cash provided from operating activities - continuing operations	13,763	12,356
Net cash provided from operating activities - discontinued operations	619	15
Net cash provided from operating activities	14,382	12,371
Investing activities:
- tangible assets	(11,658)	(11,222)
- intangible assets	(1,780)	(2,295)
- consolidated subsidiaries and businesses	(115)	(178)
- investments	(245)	(391)
- securities	(62)	(17)
- financing receivables	(715)	(1,634)
- change in payables and receivables in relation to investments and capitalized depreciation	379	54
Cash flow from investments	(14,196)	(15,683)
Disposals:
- tangible assets	154	1,229
- intangible assets	41	61
- consolidated subsidiaries and businesses	1,006	3,521
- investments	711	1,203
- securities	128	52
- financing receivables	695	1,578
- change in payables and receivables in relation to disposals	243	(252)
Cash flow from disposals	2,978	7,392
Net cash used in investing activities	(11,218)	(8,291)

STATEMENT OF CASH FLOWS (continued)

(euro million)

2011	2012

Proceeds from long-term debt	4,474	10,484
Repayments of long-term debt	(889)	(3,784)
Increase (decrease) in short-term debt	(2,481)	(753)
	1,104	5,947
Net capital contributions by non-controlling interest	26
Net purchase of treasury shares	3
Net acquisition of treasury shares made by consolidated subsidiaries other than the parent company	17	29
Disposal (acquisition) of interests in consolidated subsidiaries	(126)	604
Dividends paid to Eni’s shareholders	(3,695)	(3,840)
Dividends paid to non-controlling interests	(552)	(539)
Net cash used in financing activities	(3,223)	2,201
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(7)	(4)
Effect of exchange rate changes on cash and cash equivalents and other changes	17	(12)
Net cash flow for the period	(49)	6,265

Cash and cash equivalents - beginning of the period	1,549	1,500
Cash and cash equivalents - end of the period	1,500	7,765

Eni SpA Financial Statements

PROFIT AND LOSS ACCOUNT

(euro million)

2011 Eni stand alone	2011 Restated (a)	2012

REVENUES
Net sales from operations	45,492	45,603	51,197
Other income and revenues	278	283	267

	45,770	45,886	51,464
OPERATING EXPENSES
Purchases, services and other	(43,846)	(43,951)	(50,283)
Payroll and related costs	(1,056)	(1,065)	(936)
OTHER OPERATING (EXPENSE) INCOME	115	115	(173)
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(1,277)	(1,278)	(1,126)

OPERATING PROFIT	(294)	(293)	(1,054)

FINANCE INCOME (EXPENSE)
Finance income	3,783	3,784	3,539
Finance expense	(4,247)	(4,247)	(4,010)
Derivative financial instruments	208	208	(240)

	(256)	(255)	(711)
INCOME (EXPENSE) FROM INVESTMENTS	4,339	4,338	8,666
PROFIT BEFORE INCOME TAXES	3,789	3,790	6,901
Income taxes	(17)	(19)	(694)

Net profit for the period - continuing operations	3,772	3,771	6,207
Net profit for the period - discontinued operations	441	441	2,871

Net profit for the period	4,213	4,212	9,078

(a)	2011 data have been restated due to the merger of Agosta Srl, Eni Gas & Power Belgium SpA, Eni Hellas SpA and Toscana Energia Clienti SpA, with legal effects by November 1, 2012. The operations of the merged companies have been accounted in Eni's Balance Sheet by January 1, 2012 also for fiscal purposes.

BALANCE SHEET

(euro million)

Dec. 31, 2011 Eni stand alone	Dec. 31, 2011 Restated (a)	Dec. 31, 2012

ASSETS
Current assets
Cash and cash equivalents	354	356	6,400
Trade and other receivables	19,862	19,910	22,907
Inventories	2,324	2,324	2,448
Current income tax assets	316	316	314
Other current tax assets	413	435	368
Other current assets	1,396	1,396	659

	24,665	24,737	33,096
Non-current assets
Property, plant and equipment	6,402	6,403	6,927
Inventory - compulsory stock	2,441	2,441	2,664
Intangible assets	1,037	1,095	1,155
Equity-accounted investments	31,772	31,685	32,024
Other financial assets	10,412	10,412	2,784
Deferred tax assets	2,315	2,320	1,823
Other non-current receivables	2,977	2,977	3,095

	57,356	57,333	50,472
Assets held for sales			16
TOTAL ASSETS	82,021	82,070	83,584

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	5,874	5,838	4,750
Current portion of long-term debt	2,024	2,024	2,705
Trade and other payables	9,844	9,892	9,675
Income taxes payable			81
Other taxes payable	1,213	1,236	1,515
Other current liabilities	1,321	1,321	889

	20,276	20,311	19,615
Non-current liabilities
Long-term debt	21,016	21,016	16,834
Provisions for contingencies	2,776	2,784	4,093
Provisions for employee benefits	285	287	277
Other non-current liabilities	2,413	2,413	2,187

	26,490	26,500	23,391
Liabilities directly associated with assets held for sales			1
TOTAL LIABILITIES	46,766	46,811	43,007
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005	4,005
Legal reserve	959	959	959
Other reserves	34,715	34,720	28,692
Interim dividend	(1,884)	(1,884)	(1,956)
Treasury shares	(6,753)	(6,753)	(201)
Net profit	4,213	4,212	9,078
TOTAL SHAREHOLDERS’ EQUITY	35,255	35,259	40,577
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	82,021	82,070	83,584

(a)	2011 data have been restated due to the merger of Agosta Srl, Eni Gas & Power Belgium SpA, Eni Hellas SpA and Toscana Energia Clienti SpA, with legal effects by November 1, 2012. The operations of the merged companies have been accounted in Eni's Balance Sheet by January 1, 2012 also for fiscal purposes.

Eni 2013-2016 Strategic Plan
Well positioned to deliver growth and returns

  E&P: exceptional growth opportunities
    >4% hydrocarbon production CAGR to 2016, >3% 2016-2022
  G&P: positioning business for sustainable profitability
    under renegotiation 80% of supply volumes to be purchased
  R&M: efficiency program relaunch and optimization
    >euro 500m of EBIT enhancement by 2016
  Versalis: confirmed turnaround
    ~euro 500m of EBIT enhancement by 2016
  Transformed balance sheet
    New leverage target range 10-30%
  New shareholders distribution policy:
    2013 dividend proposal expected at euro 1.10 (+~2% vs. 2012)
    New buyback programme

London, March 14, 2013 - Paolo Scaroni, CEO of Eni, today presents the company’s 2013-2016 Strategic Plan to the financial community.

In the new plan, Eni targets:

  high hydrocarbon production growth, supported by exceptional exploration successes;
  sustainable profitability in G&P, through the supply contracts renegotiation, a focus on premium retail and LNG segments and sales and trading integration;
  an ambitious cost reduction program and optimization of refining activities aimed at recovering profitability in R&M;
  more incisive actions for development and rationalizations in Chemicals.

Exploration & Production

Eni confirms its strategy of production growth, raising its average annual target to over 4% in the 2013-2016 period. This growth is based on a scenario of $90/bbl to 2016, but it is resilient to higher oil prices.

Eni’s growth strategy is founded on organic development, thanks to the significant contribution coming from key development hubs including – Russia (Yamal), the Barents Sea, Kazakhstan, Venezuela, the Far East and the sub-Saharan region.

Projects due to come onstream over the plan period will add over 700 kboe/d of production by 2016. 80% of this new production will come from giant projects, and 40% will come from additional development phases of producing fields.

Beyond the plan period, production growth of over 3% per year to 2022 will be based on our diversified and synergic development pipeline, and on a low decline rate of about 4%, coming from dynamic reservoir management and intense production optimization activities.

Gas & Power

The outlook on the gas market environment, especially in Italy, remains challenging mainly due to a still weak macroeconomic environment. As a result, the Italian market is still oversupplied, lacking physical export capacity which would allow the reverse flow of significant take or pay volumes delivered to Italy.

In this context, Eni is renegotiating the most of the supply contracts in its portfolio. The renegotiations aim at realigning gas purchased with those of the prevailing hubs, aiming also at obtaining more flexibility in the volumes of the take or pay contracts.

On the commercial front, Eni will continue to focus on solid segments like retail and LNG, and support margins in wholesale through the enrichment of its portfolio with flexible and innovative products as today's market requires.

This is facilitated by the integration of this segment with trading within a new organization.

The EBITDA proforma adj expected in 2016 will be approximately 1.5 bln euro.

Refining & Marketing

In Refining, Eni will increase the flexibility of its plants, optimizing the production cycles, reducing costs and exploiting its proprietary technologies. A key project will be the conversion of the Venice refinery into a bio-refinery to recover profitability.

The EST (Eni Slurry Technology), plant in Sannazzaro refinery, exploiting our proprietary technology for the full conversion of the barrel, will be on stream in the second half of 2013, improving the competitiveness of our refining system.

In Marketing, results will increase thanks to the completion of the re-branding of the distribution network, the automation of petrol stations and the expansion of non-oil activities as well as sales abroad.

Eni is targeting an EBIT enhancement of more than euro 500 million to 2016.

Versalis

The scenario for basic chemicals in Europe is characterized by increasing pressure on prices. Eni’s strategy will be focused on greater exposure on high value segments and growing markets.

Even excluding any improvement in the scenario, Eni expects to reach break-even by the end of the plan period thanks to further rationalization and integration and the refocusing of the portfolio on valuable segments and growing markets.

Segments of interest include elastomers, with targeted production growth of over 60% to 2016, and green chemicals. In 2013 there will be the start-up of the first two lines in the Matrica plant, a joint venture with Novamont in Porto Torres, one of the biggest biochemical projects in the world.

Eni is committed to the expansion of its emerging markets activities through strategic partnerships and will continue to promote initiatives to improve the efficiency of its plants and processes.

The new plan increases Eni’s target from >euro 400 by 2015 to over euro 500 million by 2016.

Financial strategy

Eni’s strategic growth prospects are supported by a transformed balance sheet, with net debt at the end of 2012 almost halved compared with 2011. This stronger financial position is coherent with our new business profile, more exposed to the E&P business. Eni expects to maintain leverage within a target range of 10-30%, using this flexibility to absorb temporary fluctuations in oil prices, in market environments and in our business results.

Eni plans to make approximately euro 56.8 billion of investments over the 2013-2016 period, an increase, at the exchange rate euro/dollar of approximately euro 1.6 bln over the last plan period. The increase is largely related to the new growth opportunities in E&P, including Mozambique.

The capex plan will be funded by strong cash generation in the region of euro 20 bln per year over the period, driven by increasing E&P production, the gradual recovery in our mid and downstream businesses, and over euro 10 bln of disposal opportunities including Galp and Snam, and some rebalancing in our E&P portfolio.

New shareholder distribution policy

Given its modified business profile and the strengthened balance sheet, Eni plans to adopt a new shareholder distribution policy. This consists of a progressive dividend, and a new buyback program.

The sustainability of a progressive dividend is compatible with the prices scenario expected in the plan, a gradual recovery of the European gas demand and it leverages on the underlying earnings and cashflow growth expected during the plan period.

According to this policy and our projections for 2013, the Eni board intends to propose a dividend of euro 1.10/sh, an increase of around 2% on 2012.
The buyback will be activated at management’s discretion and when a number of conditions are met. These include, but are not limited to, satisfactory leverage, well-within our target range limit of 30%, and full coverage for capex and dividends throughout the plan period.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com